Exhibit 99.2

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine to Present at 2017 BIO CEO & Investor Conference

Halifax, Nova Scotia February 2, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, today announced that it will participate in this year’s BIO CEO and Investor Conference in New York, NY. This event takes place February 13-14, 2017 at the Waldorf Astoria Hotel.

Chief Executive Officer Frederic Ors is scheduled to present a corporate overview and update on Tuesday, February 14, 2017 at 2:00 p.m. ET in the Duke of Windsor room. The presentation will be available on Immunovaccine’s website at www.imvaccine.com following the meeting.

Now in its 19th year, the BIO CEO & Investor Conference is one of the largest investor conferences focused on established and emerging publicly traded and select private biotech companies.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops cancer immunotherapies and infectious disease vaccines based on the Company’s DepoVax™ platform, a patented delivery agent that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1/1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer, as well as a Phase 2 study in recurrent lymphoma. The Company is also advancing an infectious disease pipeline including innovative vaccines for respiratory syncytial virus (RSV), and currently has clinical projects ongoing to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Frederic Ors, Chief Executive Officer

T: (902) 492-1819 E: info@imvaccine.com

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